SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece

To the Shareholders of Seanergy Maritime Corp.:

You recently received our proxy statement dated July 30, 2008 (“Proxy Statement”) concerning the upcoming meeting of the shareholders of Seanergy Maritime Corp. (“Seanergy”) originally scheduled to be held on August 14, 2008. The Proxy Statement included a proposal to approve the “vessel acquisition proposal” for the proposed acquisition by Seanergy Maritime Holdings Corp. (f/k/a Seanergy Merger Corp.), a wholly owned subsidiary of Seanergy (“Seanergy Buyer”), of six dry bulk carriers, including a newly built vessel and one vessel currently under construction, from affiliates of members of the Restis family (“Restis”) and the proposed “dissolution and liquidation proposal” pursuant to the plan of dissolution and liquidation of Seanergy Maritime Corp. We are now supplementing our definitive proxy statement to reflect that certain Amendment No. 2 (the “Amendment”) to the Voting Agreement by and among Seanergy, Mr. Panagiotis Zafet, Mr. Simon Zafet, the Investors, and the Original Founders, and that an affiliate of members of the Restis family purchased 1,565,020 shares of our common stock on August 11, 2008.

We are enclosing herewith a supplement to the definitive proxy statement describing in further detail the Amendment and the purchase. We urge you to read this material carefully. We have also enclosed a new proxy card for your use if you have not yet voted on the matters to be considered at the shareholder meeting or if you wish to change your prior vote after reviewing the supplement. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Morrow & Co., LLC, toll free at 1-800-662-5200; banks and brokers may also call 1-800-662-5200.

Please note that, as described in the notice to shareholders mailed on or about August 11, 2008, our board of directors has decided to reschedule the special meeting of our shareholders to 10:00 a.m., Eastern Time, on August 26, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, 10154.

At this important meeting, you will be asked to consider and vote upon the following proposals:

•	The vessel acquisition proposal — to approve the proposed acquisition by Seanergy Buyer, of six dry bulk carriers, including a newly built vessel and one vessel currently under construction (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the several sellers parties thereto (the “Sellers”), and the several investor parties thereto (the “Investors”), and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Seanergy Buyer’s vessel-owning subsidiaries and each Seller, each dated as of May 20, 2008 (the “vessel acquisition proposal” or “Proposal 1”);

•	The dissolution and liquidation proposal — to approve the proposed plan of dissolution and liquidation (the “plan of dissolution and liquidation”) of Seanergy. We refer to this as the “dissolution and liquidation.” In connection with the dissolution and liquidation, we will (i) adopt the plan of dissolution and liquidation; (ii) pay or adequately provide for the payment of our liabilities; (iii) file Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock owned by such shareholder. All outstanding warrants of Seanergy concurrently will become obligations of Seanergy Buyer and become exercisable to purchase Seanergy Buyer common stock. We expect to file the Articles of Dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), or an Information Statement under

Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Seanergy Buyer is declared effective (the “dissolution and liquidation proposal” or “Proposal 2”);

•	To adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve the vessel acquisition or dissolution and liquidation proposals; and

•	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of Seanergy has fixed the close of business on July 25, 2008, as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Only the holders of record of Seanergy common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.

Seanergy will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Seanergy’s board of directors.

Your vote is important regardless of the number of shares you own. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting.

The board of directors of Seanergy recommends that you vote (i) “FOR” the vessel acquisition proposal, and (ii) “FOR” the dissolution and liquidation proposal.

If you wish to attend the special meeting in person, please so indicate where requested on the accompanying proxy card. In addition, please write your name, where indicated, on the attached admission ticket and bring it with you to the special meeting. Due to space limitations, we request that only one guest accompany you to the special meeting.

Sincerely yours,

/s/ Dale Ploughman

Dale Ploughman
Director and Chief Executive Officer of Seanergy Maritime Corp.

August 21, 2008

SUPPLEMENT TO PROXY STATEMENT FOR SPECIAL MEETING OF
SHAREHOLDERS OF SEANERGY MARITIME CORP.
TO BE HELD ON AUGUST 26, 2008

August 21, 2008

Reason for this Supplement

The purpose of this supplement is as follows:

•	to disclose a recent purchase of our common stock by affiliates of members of the Restis family, and their beneficial ownership as a result of this purchase and other recent purchases by them,

•	to explain the reasons for these purchases, and

•	to describe the recent amendment to the Voting Agreement, described on page 135 of the Proxy Statement, reflecting these purchases.

The following information amends and supplements the proxy statement dated July 30, 2008 (“Proxy Statement”) previously sent to the shareholders of Seanergy Maritime Corp. (“we,” “us” or “Seanergy”) and should be read in conjunction with the Proxy Statement, which is incorporated herein by reference. Unless otherwise indicated, defined terms used herein have the meaning given to them in the Proxy Statement. If, after reviewing this supplement, you have not yet voted or you wish to change your vote with respect to any of the matters to be voted on at the special meeting of shareholders, please read “How to Vote or Change Your Vote” on page 8 for instructions on how to do so. We have enclosed an additional proxy card for your convenience.

Background

Seanergy Maritime Holdings Corp. (f/k/a Seanergy Merger Corp.), a wholly owned subsidiary of Seanergy (“Seanergy Buyer”), has entered into various agreements to acquire six dry bulk carriers, including a newly built vessel and one vessel currently under construction (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer’s meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the several sellers parties thereto (the “Sellers”), and the several investor parties thereto (the “Investors”), and six separate memoranda of agreement, which are collectively referred to as the “MOAs,” between Seanergy Buyer and each Seller, each dated as of May 20, 2008 (the “vessel acquisition proposal”). To fund the vessel acquisition and related fees and expenses, Seanergy will use substantially all of the funds from the trust account and up to a maximum of approximately $255,000,000 from a debt financing, assuming that the maximum number of public shareholders exercise their redemption rights. Seanergy will not assume any Seller liabilities.

In conjunction with the vessel acquisition, on May 20, 2008, Restis family affiliates acquired a beneficial interest in 2,750,000 shares of common stock of Seanergy owned by two of the Seanergy founders, representing 50% of the shares owned by the founders, which represented a 9.62% beneficial interest in Seanergy on such date. Restis family affiliates did not own any equity interest in Seanergy prior to the execution of the various transaction documents related to the acquisition of the vessels referred to above. On the same date, the Seanergy founders and the Restis family affiliates entered into a voting agreement to provide for the voting of their common stock in Seanergy to maintain control among the founders to the extent their collective shares could exert such control. Seanergy determined that the acquisition of the vessels should be accounted for by the purchase method. Accordingly, the total acquisition cost would be allocated to the acquired vessels and to other tangible and intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change; transaction costs would be reflected in the cost of the acquired vessels and other tangible and intangible assets, as appropriate.

Additional Share Purchases and Amendment to Voting Agreement

Subsequently, between June 5, 2008 and August 11, 2008, Restis family affiliates acquired, in several open market purchases and block trades, an additional 8,859,781 shares of Seanergy common stock (which amount excludes 70,000 shares of common stock purchased by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), thus increasing their equity interest in Seanergy to a total of 11,609,781 shares, which currently represents a 40.59% beneficial interest in Seanergy (excluding the 70,000 shares purchased by Argonaut SPC and 2,750, 000 shares owned by the Original Founders as to which the Restis family affiliates have shared voting power based on the voting agreement but not dispositive power). Because these shares would enable the Restis family affiliates to outvote the Seanergy founders, the Restis family affiliates offered to amend the Voting Agreement to include these shares and restore the balance of voting power. On August 21, 2008, the parties to the Voting Agreement amended the Voting Agreement to include the additional shares purchased by the Restis family affiliates between June and August 2008 (excluding the 70,000 shares purchased by Argonaut). The Voting Agreement will terminate as to those shares if the special meeting is not held by August 26, 2008, or the vessel acquisition proposal is not approved at the meeting; or upon sale of the shares to unaffiliated persons or the later termination of the Voting Agreement. The discussion in this Supplement of the terms of the Amendment is subject to, and is qualified in its entirety by reference to, the Amendment. A copy of the Amendment is attached as an annex to this Supplement and is incorporated in this Supplement by this reference.

The Restis family affiliates have advised Seanergy that they bought the shares to facilitate the completion of the vessel acquisition proposal, in accordance with Seanergy’s initial public offering registration statement, which contemplated that shares being cast against an acquisition proposal might be purchased to change their vote and prevent their redemption. The Restis family affiliates may sell some or all of these additional shares they purchased following the closing of the pending transaction, subject to compliance with applicable securities laws, among other things.

Accordingly, the Restis family affiliates’ share purchases did not affect Seanergy’s determination of the accounting for the acquisition of the vessels, as described above.

INTERESTS OF OUR DIRECTORS AND OFFICERS IN THE ACQUISITION

Our founding shareholders, three of which serve on our board of directions, own shares of our common stock, which will be released from escrow only if a business combination is successfully completed, and own warrants that will expire worthless if a business combination is not consummated. In addition, Messrs. Dale Ploughman and Kostas Koutsoubelis have each been appointed to serve on our board of directors by the Investors. The Investors also beneficially own founding shares which will be released from escrow only if a business combination is successfully completed and warrants which will expire worthless if a business combination is not consummated, all of which were purchased for $25,000,000 from two of our former officers and directors. Accordingly, the board members may have certain financial motivations to consummate a business combination.

ADDITIONAL RISK FACTOR

You should carefully consider the following additional risk factor, together with all of the other information included in this Supplement, along with the risk factors and other information contained in the Proxy Statement, before you decide whether to vote or instruct your vote to be cast on the proposals described in the Proxy Statement. We make various statements in this section, which constitute “ forward-looking statements.” See “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement.

The Investors beneficially own approximately 40.59% of our outstanding common stock, and the Original Founders hold approximately 10.01% of our outstanding common stock. If Seanergy Buyer achieves certain earnings targets, the Investors may elect to receive an additional 4,308,075 of our outstanding common stock within two years after closing. This may limit your ability to influence our actions.

The Investors beneficially own approximately 40.59% of our outstanding common stock (including 8,859,781 shares purchased between June and August 2008 but excluding 2,750,000 shares owned by the Original Founders as to which the Restis family affiliates have shared voting power based on the Voting Agreement but no dispositive power and an additional 70,000 shares of common stock purchased by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family, in the open market on July 23, 2008), or approximately 29.44% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants, but no redemptions. Assuming issuance of the earnout shares and conversion of the Note, the Investors will own approximately 51.69% of our outstanding common stock, or approximately 35.51% of our outstanding common stock on a fully diluted basis, assuming exercise of all outstanding warrants, but no redemptions. The Original Founders own approximately 10.01% of our outstanding common stock (including 112,680 shares purchased between June and August 2008 but excluding 11,609,781 shares owned by the Restis family affiliates as to which the Original Founders have shared voting power based on the Voting Agreement, as amended, but no dispositive power), or 15.59% of our outstanding capital stock on a fully diluted basis. In addition, we have entered into the Voting Agreement with the Investors and the Original Founders whereby the Investors and Original Founders will jointly nominate our board of directors. Collectively, the parties to the Voting Agreement own 50.60% of our outstanding common stock (excluding the 70,000 shares of common stock purchased by Argonaut SPC), or approximately 45.03% on a fully diluted basis. Our major shareholders following the initial closing will have the power to exert considerable influence over our actions and matters which require shareholder approval, which will limit your ability to influence our actions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 20, 2008, based upon filings publicly available as at August 20, 2008, by:

•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding	Investment		Outstanding
Name and Address of Beneficial Owner(1)	Voting		Common Stock	Power(2)		Common Stock

Georgios Koutsolioutsos	14,452,461	(3)(4)	50.53%	2,402,680	(7)	8.40%

Alexios Komninos	14,359,781	(3)	50.21%	302,500		1.06%

Ioannis Tsigkounakis	14,379,781	(3)(5)	50.28%	157,500		*

Dale Ploughman	0		*	0		*

Kostas Koutsoubelis	0		*	0		*

Elias M. Culucundis	0		*	0		*

United Capital Investments Corp.(8)	14,429,781	(3)(6)	50.45%	4,605,961		16.10%

Atrion Shipholding S.A.(8)	14,359,781	(3)	50.21%	2,357,940		8.24%

Plaza Shipholding Corp.(8)	14,429,781	(3)(6)	50.45%	2,427,940		8.49%

Comet Shipholding Inc.(8)	14,359,781	(3)	50.21%	2,357,940		8.24%

QVT Financial LP(9)	1,800,670		6.30%	1,800,670		6.30%

HBK Investments LP(10)	2,314,587		8.09%	2,314,587		8.09%

Fir Tree, Inc.(11)	1,760,000		6.15%	1,760,000		6.15%

All directors and executive officers as a group (6 individuals)	14,472,461	(3)(4)(5)	50.60%	2,862,680		10.01%

*	Less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the shareholders is c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

(2)	Does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

(3)	Includes an aggregate of 14,359,781 shares of our common stock owned by the Investors and the Original Founders, which are subject to the Voting Agreement, as amended, described above.

(4)	Includes 92,680 shares of our common stock purchased on July 23, 2008, as to which Mr. Koutsolioutsos has sole voting power.

(5)	Includes 20,000 shares of our common stock purchased on August 19, 2008, as to which Mr. Tsigkounakis has sole voting power.

(6)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY an entity affiliated with members of the Restis family.

(7)	None of the Investors or Original Founders has shared investment power with respect to any of the shares beneficially owned, except for 70,000 shares included for United Capital Investments Corp. and Plaza Shipholding Corp. as to which each of United and Plaza have shared voting power.

(8)	On May 20, 2008, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased a beneficial interest in 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy. These shares are subject to the same restrictions as the founding shares issued to our Original Founders. Does not include up to an aggregate of 2,260,000 shares of Seanergy Buyer common stock issuable to these entities if they convert the Note and up to an aggregate of 4,308,075 shares of Seanergy Buyer common stock issuable to these entities if Seanergy Buyer achieves certain earnings thresholds, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(9)	Represents the aggregate holdings of QVT Financial LP, QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC. Based on an amended Schedule 13G filed on January 25, 2008, QVT Financial LP is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Financial GP LLC is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Fund LP is the beneficial owner of 1,483,397 shares (or 5.19% of our outstanding common stock); and QVT Associates GP LLC is the beneficial owner of 1,643,519 shares (or 5.75% of our outstanding common stock). The address of each of QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The address of QVT Fund LP is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman, KY1 9001 Cayman Islands.

(10)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(11)	Represents the aggregate holdings of Fir Tree, Inc., Fir Tree Capital Opportunity Master Fund, LP, and Sapling LLC. Based on an amended Schedule 13G filed on February 14, 2008, Fir Tree, Inc. is the beneficial owner of 1,760,000 shares (or 6.15% of our outstanding common stock); Sapling LLC is the beneficial owner of 1,514,500 shares (or 5.30% of our outstanding common stock); and Fir Tree Capital Opportunity Master Fund LP is the beneficial owner of 245,500 shares (or less than 1% of our outstanding common stock). The address of each of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman Islands, Cayman Islands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Seanergy believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that Seanergy is not able to accurately predict or over which Seanergy has no control. The risk factors and cautionary language discussed in the Proxy Statement and this Supplement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Seanergy in its forward-looking statements, including among other things:

•	the number and percentage of Seanergy shareholders voting against the vessel acquisition proposal;

•	changing interpretations of generally accepted accounting principles;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Proxy Statement or this Supplement, as applicable.

All forward-looking statements included herein or in the Proxy Statement attributable to Seanergy or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Seanergy undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the vessel acquisition and dissolution and liquidation you should be aware that the occurrence of the events described in the “Risk Factors” section of the Proxy Statement, or “Additional Risk Factor” of this Supplement and elsewhere in the Proxy Statement and this Supplement could have a material adverse effect on Seanergy upon completion of the vessel acquisition and dissolution and liquidation.

HOW TO VOTE OR CHANGE YOUR VOTE

After carefully reading and considering the information contained in the Proxy Statement and this supplement, if you have not yet voted on the matters to be considered at the special meeting or wish to change your vote, you may use the following procedures:

Voting Your Shares

If you have not previously voted your shares at the meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Seanergy board, “FOR” the vessel acquisition proposal and “FOR” the dissolution and liquidation proposal.

•	You can attend the special meeting and vote in person. Seanergy will give you a ballot when you arrive, however, you must get a proxy from the broker, bank or other nominee that is the record holder of your shares. That is the only way Seanergy can be sure that your broker, bank or other nominee has not already voted your shares.

Revoking Your Proxy

If you have previously given a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	You may change your vote by ensuring that the bank, broker, or other nominee who is the record owner of your shares sends a later-dated, signed proxy card reflecting your changed instructions to Alexios Komninos at Seanergy, but such later-dated proxy must be received by Seanergy no later than 5:00 P.M., New York City time, on August 25, 2008 (the business day prior to the date of the special meeting of Seanergy shareholders).

•	You also may revoke your vote by ensuring that the bank, broker, or other nominee who is the record owner of your shares sends a notice of revocation to Alexios Komninos at Seanergy, but such later-dated proxy must be received by Seanergy no later than 5:00 P.M., New York City time, on August 25, 2008 (the business day prior to the date of the special meeting of Seanergy shareholders).

•	You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting and requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

If you need assistance voting or changing your vote you may also contact Morrow & Co., LLC, toll free at 1-800-662-5200; banks and brokers may also call 1-800-662-5200

Where You Can Find More Information

We file reports and other information with the SEC as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy describes the material elements of our relevant contracts, exhibits and other information. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement.

All information contained or incorporated by reference in this proxy statement relating to Seanergy, the vessel acquisition, and the dissolution and liquidation has been supplied by us, and all information contained in this proxy statement relating to the vessels has been supplied by the Sellers. Information provided by either Seanergy or the Sellers does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the vessel acquisition or the dissolution and liquidation, you should contact:

Seanergy Maritime Corp.
Attn: Alexios Komninos
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
+30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos

ANNEX

SECOND AMENDMENT TO
VOTING AGREEMENT

THIS SECOND AMENDMENT (this “Amendment”) to that certain Voting Agreement, dated as of May 20, 2008, as amended on July 25, 2008 (the “Voting Agreement”), is entered into effective as of this 21st day of August, 2008 by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”).

WHEREAS, on each of June 5, 2008, June 10, 2008, July 15, 2008, July 23, 2008, July 24, 2008, and August 11, 2008, United Capital Investments Corp. (“United”) purchased in open market and/or negotiated block purchases an aggregate of 7,630,983 shares of Common Stock (the “Open Market/Block Purchase Shares”);

WHEREAS, on July 30, 2008, United transferred 75% of the shares of Common Stock it purchased on July 15, 2008, July 23, 2008 and July 24, 2008 to each of the other Investors in equal portions;

WHEREAS, United intends to transfer 75% of the shares of Common Stock it purchased on August 11, 2008 to the other Investors in equal portions; and

WHEREAS, each of the Shareholders and Buyer wish to amend the Voting Agreement to include the Open Market/Block Purchase Shares within the terms of the Voting Agreement to the limited extent and as more fully described below.

NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

AMENDMENTS

1. Section 3 of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

Shares.  Except as set forth in this Section 3, “Shares” shall mean only the Former Shareholder Shares, the Insider Shares, the Investor Shares, the Open Market/Block Purchase Shares and any additional shares of Common Stock issued as a result of a stock dividend or stock split with respect to the Former Shareholder Shares, the Insider Shares, the Investor Shares and Open Market/Block Purchase Shares. For purposes of clarification, except as specifically set forth in this Section 3, Shares shall not include any Common Stock acquired either upon the exercise of warrants originally issued immediately prior to the Company’s initial public stock offering or any Common Stock purchased in the open market other than the Open Market/Block Purchase Shares.

2. The first sentence of Section 7 of the Voting Agreement is hereby deleted and replaced with the following:

This Agreement (other than the obligations of the Company and the Buyer under Section 9 hereof, which shall survive any termination hereof) shall terminate with respect to (a) any of the Open Market/Block Purchase Shares on the earlier of (i) the sale of any of such Open Market/Block Purchase Shares to one or more third parties not affiliated with an Investor; and (ii) two (2) years after the date of the Voting Agreement; and (b) all Shares other than the Open Market/Block Purchase Shares two (2) years after the date of the Voting Agreement. Notwithstanding the foregoing, this Agreement shall terminate immediately with respect to the Open Market/Block Purchase Shares if (A) the special meeting of shareholders of the Company currently scheduled for August 26, 2008 does not occur by such date; (B) the “vessel acquisition proposal” as described in the Proxy Statement mailed to the shareholders of the Company on our about July 30, 2008 is not approved by the shareholders of the Company; or (C) holders of more than 35% of the Company’s Common Stock issued in its initial public offering exercise their redemption rights in accordance with the Company’s Second Amended and Restated Articles of Incorporation.

MISCELLANEOUS

1. The parties hereto acknowledge and confirm that other than as amended herein, the Voting Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.

2. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Voting Agreement.

3. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, the Company, shall be deemed to be one party, the Investors shall be deemed to be one party, and the Inside Shareholder shall be deemed to be one party.

5. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders

/s/ Evan Breibart Panagiotis Zafet, by his attorney-in-fact	1,375,000 Number of Former Shareholders Shares

/s/ Evan Breibart Simon Zafet, by his attorney-in-fact	1,375,000 Number of Former Shareholders Shares

The Investors

UNITED CAPITAL INVESTMENT CORP.

By: /s/ Evan Breibart Name: Evan Breibart Title: Attorney in fact	4,605,960 Number of Investor Shares

ATRION SHIPHOLDING S.A.

By: /s/ Evan Breibart Name: Evan Breibart Title: Attorney in fact	1,925,008 Number of Investor Shares

PLAZA SHIPHOLDING CORP.

By: /s/ Evan Breibart Name: Evan Breibart Title: Attorney in fact	1,925,008 Number of Investor Shares

COMET SHIPHOLDING, INC.

By: /s/ Evan Breibart Name: Evan Breibart Title: Attorney in fact	1,925,008 Number of Investor Shares

The Inside Shareholders

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos	2,310,000 Number of Insider Shares

/s/ Alexios Komninos Alexios Komninos	302,500 Number of Insider Shares

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis	137,500 Number of Insider Shares

SEANERGY MARITIME CORP.

By:	/s/ Dale Ploughman Name: Dale Ploughman Title: Chief Executive Officer

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